SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the calendar plan year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-10726

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

C-COR Incorporated Retirement Savings and Profit Sharing Plan

B.	Name of the issuer of the securities help pursuant to the plan and the address of its principal executive offices:

C-COR Incorporated

60 Decibel Road

State College, Pennsylvania 16801-7530

Notices and communications from the Securities and Exchange

Commission relative to this report should be forwarded to:

David A. Woodle

President and CEO

C-COR Incorporated

60 Decibel Road

State College, Pennsylvania 16801

(814) 238-2461

REQUIRED INFORMATION

Page
A. Financial Statements

Financial Statements and Supplemental Schedule dated as of December 31, 2005 and 2004 (with Report of Independent Registered Public Accounting Firm thereon)	2-14

B. Exhibits

23.1 Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

C-COR Incorporated Retirement Savings and Profit Sharing Plan

C-COR Incorporated
Plan Administrator

DATE: June 29, 2006	By:	/s/ William T. Hanelly
William T. Hanelly
Chief Financial Officer, Treasurer and Secretary

C-COR INCORPORATED

RETIREMENT SAVINGS AND PROFIT SHARING PLAN

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2005 AND 2004

&

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

&

SUPPLEMENTAL SCHEDULES

INDEPENDENT AUDITORS’ REPORT

C-COR Incorporated Retirement Savings and Profit Sharing Plan and

Board of Directors of C-COR Incorporated:

We have audited the accompanying statement of net assets available for benefits of C-COR Incorporated Retirement Savings and Profit Sharing Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of delinquent participant contributions and assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Parente Randolph, LLC

Wilkes-Barre, Pennsylvania

June 15, 2006

C-COR INCORPORATED

RETIREMENT SAVINGS AND PROFIT SHARING PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005 AND 2004

	2005	2004
INVESTMENTS:
At estimated fair value:
Pooled separate accounts	$28,962,623	$18,126,754
Participant loans	807,247	560,947

	29,769,870	18,687,701

At quoted fair value,
C-COR Incorporated common stock	1,837,454	3,109,108

At contract value,
Investment contract with insurance company	7,287,089	6,458,393

Total investments	38,894,413	28,255,202

RECEIVABLES:
Employee contribution	121,068	86,963
Employer contribution	81,533	62,500

Total assets	39,097,014	28,404,665

LIABILITIES,
Excess contributions payable to employees	4,025	530

NET ASSETS AVAILABLE FOR BENEFITS	$39,092,989	$28,404,135

See Notes to Financial Statements

C-COR INCORPORATED

RETIREMENT SAVINGS AND PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Interest	$253,509	$207,531
Net appreciation in fair value of investments	610,423	1,980,327

Total	863,932	2,187,858

Contributions:
Employer contributions	2,351,331	1,576,693
Employee contributions	3,676,226	2,458,326
Rollover contributions	294,398	274,565

Total	6,321,955	4,309,584

Total additions	7,185,887	6,497,442

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions	4,910,253	2,754,647
Administrative expenses	15,432	34,910

Total deductions	4,925,685	2,789,557

TRANSFERS TO OTHER PLAN	—	65,196
PLAN MERGERS	8,428,652	343,903

Net increase	10,688,854	4,116,984

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	28,404,135	24,287,151

End of year	$39,092,989	$28,404,135

See Notes to Financial Statements

C-COR INCORPORATED

RETIREMENT SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following brief description of the C-COR Incorporated Retirement Savings and Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan name was changed effective August 16, 2004 from C-COR.net Corp. Retirement Savings and Profit Sharing Plan to C-COR Incorporated Retirement Savings and Profit Sharing Plan.

GENERAL

The provisions of the Plan are intended to satisfy the requirements of Section 401(k) of the Internal Revenue Code (“IRC”). The Plan was established January 1, 1987. Employees become eligible to participate in the Plan commencing on the earlier of 30 consecutive days of employment or completion of 1,000 hours of service. The Plan covers substantially all employees of C-COR Incorporated (the “Company”) and certain affiliated companies. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

CONTRIBUTIONS

EMPLOYEE DIRECTED CONTRIBUTIONS

Participants may direct the Company to reduce their compensation, as defined in the Plan, up to a maximum amount established by the Internal Revenue Service annually. Non-Highly Compensated (“NHC”) participants may reduce their compensation by 1% to 100% (in whole percentages) and Highly Compensated (“HC”) participants may reduce their compensation by 1% to 15% (in whole percentages). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 19 pooled separate accounts, Company common stock and an insurance investment contract as investment options for participants.

C-COR INCORPORATED

RETIREMENT SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

EMPLOYER MATCHING CONTRIBUTIONS

The Company may match eligible employee contributions. The employer matching rate percentage is determined annually by the Company’s Compensation Committee of the Board of Directors. In 2005 and 2004, the Plan was declared a “safe harbor” Plan and the employer match was equal to one dollar for each dollar contributed up to 6% of compensation.

EMPLOYER DISCRETIONARY CONTRIBUTIONS

Subject to the approval by the Company’s Compensation Committee of the Board of Directors, the Company may contribute a discretionary amount to the Plan. This amount will be allocated to all eligible employees based on their individual compensation, as defined in the Plan, compared to the total compensation of all employees eligible to participate. There were no employer discretionary contributions in 2005 or 2004.

PARTICIPANT ACCOUNTS

Each participant’s account is credited with the participant’s contribution and allocations of (a) the employer’s matching and discretionary contributions (if applicable) and (b) allocations of Plan earnings. In addition, each participant’s account is charged with an allocation of the administrative expenses incurred by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

C-COR INCORPORATED

RETIREMENT SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

VESTING

Participants are vested immediately in their contributions plus actual earnings thereon. During Plan Years 2005 and 2004, employees are 100% vested in the employer contributions as the Plan is a Safe Harbor Plan. The Compensation Committee of the Board of Directors will review and make a determination on the Safe Harbor classification on an annual basis. For years prior to 2003, employees become vested in the employer’s contribution portion of their account according to the following schedule:

YEARS OF CREDITED SERVICE	PERCENT VESTED
Less than 1 year	0%
1 year but less than 2 years	20%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%

For vesting calculations for transfer of assets to the Plan related to acquisitions, the Plan maintains the prior plan’s vesting schedule for these transferred assets.

PARTICIPANT LOANS

Participants may borrow up to 50% of their vested account balance, with a maximum aggregate balance of $50,000 per participant. Loans are stated at the unpaid principal balance, which approximates fair value, and interest accrues at a rate of prime plus 1% at the time of the loan. The loans are secured by the balance in the participant’s account. Interest rates ranged from 5.00% to 10.50% at December 31, 2005 and 2004, which are commensurate with local prevailing interest rates. Principal and interest is paid ratably through payroll deductions.

PAYMENT OF BENEFITS

Benefits under the Plan are paid upon separation from service, death, disability, or retirement. Upon a participant’s death, the entire account balance will be paid to his/her beneficiary. Hardship withdrawals are permitted for “severe” financial hardships, as defined by the Plan.

Effective March 28, 2005, the Plan was amended to allow automatic lump-sum distributions if the present value of the participant’s vested account balance is less than $1,000 and is payable on or after March 28, 2005. The participant must consent to the distribution if the present value is more than $1,000.

C-COR INCORPORATED

RETIREMENT SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

FORFEITED ACCOUNTS

Employer matching contributions and employer discretionary contributions that are forfeited are used to reduce the amount of future employer matching and employer discretionary contributions. Employer contributions were reduced by $87,477 and $135,647 during 2005 and 2004 respectively, from forfeited nonvested accounts. At December 31, 2005, forfeited nonvested accounts totaled $21,386, which will be used to reduce employer contributions in future years.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES

The Plan provides for various investment options in various combinations of investment funds. Investment funds are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

C-COR INCORPORATED

RETIREMENT SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan’s investments are stated at fair value except for the investment contract with an insurance company, which is valued at contract value which approximates fair value. The Plan’s pooled separate accounts are valued at estimated fair value based on the net unit value as determined by Prudential Retirement Insurance and Annuity Company (“Prudential”), the custodian of the Plan. The Company’s common stock is valued at quoted fair value based on market value as quoted on the National Association of Securities Dealers Automated Quotation System. Participant loans are stated at cost, which is estimated fair value. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

NEW ACCOUNTING PRONOUNCEMENTS

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB staff position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Defined-Contribution Pension Plans (FSP). This FSP makes the definition of benefit-responsive more restrictive so that certain investment contracts currently reported at contract value may be reported at fair value. Management has not yet determined the impact this standard, which is effective for the plan year ending December 31, 2006, will have on the Plan’s financial statements.

C-COR INCORPORATED

RETIREMENT SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

3.	INVESTMENTS

The following table presents investments at December 31, 2005 and 2004. Investments that represent five percent or more of the Plan’s net assets are separately identified.

	2005	2004
Investments at estimated fair value:
Pooled separate accounts:
Dryden S&P Index	$3,473,436	$2,651,458
Prudential Lifetime 40	2,389,356	1,825,700
Mid Cap Growth Artisan Partners	2,705,842	1,606,382
Perkins Wolf McDonnell Small Value	2,479,289	2,229,671
T. Rowe Price Equity Income ADV SH	3,337,145	2,596,924
Oppenheimer Global – CL A	2,314,705	1,763,599
Turner Investment Partners Balanced	2,284,214	725,488	*
Other	9,978,636	4,727,532
Participant loans	807,247	560,947

	29,769,870	18,687,701

Investments at quoted fair value, C-COR Incorporated common stock	1,837,454	3,109,108

Investment at contract value, Guaranteed Income Contract	7,287,089	6,458,393

Total investments	$38,894,413	$28,255,202

*	Denotes less than 5% of Plan assets for the respective Plan year.

During the years ended December 31, 2005 and 2004, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

	2005	2004
Investments at estimated fair value, Pooled separate accounts	$2,142,648	$1,991,268

Investments at quoted fair value, C-COR Incorporated common stock	(1,532,225)	(10,941)

Net appreciation in fair vaIue	$610,423	$1,980,327

C-COR INCORPORATED

RETIREMENT SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

4.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has an investment contract with Prudential, and contributions are maintained in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Prudential. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield of the Prudential Guaranteed Income Contract was 3.05% and 2.85% in 2005 and 2004, respectively. The crediting interest rate as of December 31, 2005 and 2004 was 3.10% and 2.90%, respectively.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts, and any unallocated assets of the Plan will be allocated to participant accounts and distributed in such a manner as the Company may determine.

6.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated January 28, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC and is exempt from federal income taxes.

7.	RELATED-PARTY TRANSACTIONS

Plan investments include units of pooled separate accounts and a general account administered by Prudential. Prudential is the custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, the Plan maintains investments in the Company’s common stock.

C-COR INCORPORATED

RETIREMENT SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

8.	LIABILITIES

The Plan has a liability of $4,025 at December 31, 2005, which is related to excess contributions. The excess contributions were returned prior to March 15 in 2006. The Plan liability was $530 in 2004.

9.	PLAN ADMINISTRATIVE EXPENSES

Certain administrative expenses for the Plan are paid by the Company.

10.	TRANSFER TO PLAN

Early in 2005, a plan-to-plan transfer of assets occurred based on the Company’s January 2005 acquisition of nCUBE Corporation (“nCUBE”). The transfer was completed in March 2005. The total amount transferred to the Plan related to the acquisition of nCUBE was $8,293,164. Additionally, there was $135,488 in loan principal balances and earnings transferred into the Plan, for total Plan merger of $8,428,652.

During 2004, four employees of Worldbridge Broadband Services, Inc., a wholly-owned subsidiary of the Company, became employees of the Company. These employees transferred their participant balances of $65,196 in the Worldbridge Broadband Services, Inc. 401(k) Plan to the Plan in 2004.

Also during 2004, a plan-to-plan transfer of assets occurred based on the July 2004 acquisition of Stargus, Inc. The transfer was completed in October 2004. The total amount transferred to the Plan was $343,903.

C-COR INCORPORATED

RETIREMENT SAVINGS AND PROFIT SHARING PLAN

EIN: 24-0811591 PLAN NUMBER: 003

SCHEDULE H, LINE 4a - SCHEDULE OF

DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

PARTICIPANT CONTRIBUTIONS TRANSFERRED LATE TO PLAN	TOTAL THAT CONSTITUTE NONEXEMPT PROHIBITED TRANSACTION
$474	$474

See Notes to Financial Statements

C-COR INCORPORATED

RETIREMENT SAVINGS AND PROFIT SHARING PLAN

EIN: 24-0811591 PLAN NUMBER: 003

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2005

				(e)
(a)	(b) IDENTITY OF ISSUE	(c) DESCRIPTION OF INVESTMENT	(d) COST	CURRENT VALUE
*	C-COR Incorporated	Common stock	N/R	$1,837,454

*	Prudential Retirement &
	Investment Services	Guaranteed Investment Contract,
*		Guaranteed Income Contract	N/R	7,287,089
		Pooled Separate Accounts:
*		Dryden S&P Index	N/R	3,473,436
*		T. Rowe Price Equity Income ADV SH	N/R	3,337,145
*		Perkins Wolf McDonnell Small Value	N/R	2,479,289
*		Prudential Lifetime 40	N/R	2,389,356
*		Oppenheimer Global-CL A	N/R	2,314,705
*		Mid Cap Growth Artisan Partners	N/R	2,705,842
*		Balance Turner Investment Part SSGA	N/R	71,919
*		Prudential Lifetime 30	N/R	1,358,710
*		Core Bond Enhanced Index PIM	N/R	760,246
*		TimesSquare Small Cap Growth	N/R	1,588,929
*		Prudential Lifetime 50	N/R	992,377
*		American Century Equity Income	N/R	1,795,780
*		American Century International Growth	N/R	984,627
*		Templeton Growth	N/R	557,176
*		Oakmark Equity and Income CL I	N/R	751,691
*		Prudential Lifetime 20	N/R	341,527
*		Prudential Lifetime 60	N/R	142,739
*		Turner Investment Partners Balanced	N/R	2,284,214
*		Columbia International Value	N/R	632,915

*	PARTICIPANT LOANS	Participant loans with various rates of interest from 5.00% to 10.50%	$0	807,247

		TOTAL		$38,894,413

*	Parties-in-interest, as defined by ERISA

N/R - Participant directed investment; cost not required to be reported

See Notes to Financial Statements